FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2013

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 13, 2013, announcing Registrant’s financial results for the third quarter 2013.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (registration nos. 333-160683 and no. 333-174142) and registration statements on form s-8 (registration nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 13, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Announces Third Quarter 2013 Results

Petah Tikva, Israel – November 13, 2013 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the third quarter ended September 30, 2013.

Key Financial Updates:

•	Revenue for Q3 2013 of $71.3 million

•	EBITDA for Q3 2013 of $2.1 million

•	Expenses reduced by around $9 million per year during Q4 2013 with effects to be realized starting in Q1 2014

•	Management objectives for 2013 lowered to approximately $310 million in revenue and EBITDA of 6% primarily due to delayed deals in our Commercial Division and in Peru

Revenues for the third quarter of 2013 were $71.3 million, compared to $89.0 million for the same period in 2012.

On a non-GAAP basis, operating loss for the third quarter of 2013 was $1.3 million compared to an operating income of $5.7 million in the third quarter of 2012. On a non-GAAP basis, net loss for the period was $1.9 million, or $0.04 per diluted share, compared to net income of $5.8 million, or $0.13 per diluted share, in the comparable period in 2012.

EBITDA for the third quarter of 2013 reached $2.1 million as compared with $9.8 million in the comparable period in 2012.

In August, the Company announced that it entered into a definitive agreement to sell Spacenet to SageNet, subject to regulatory approval and the satisfaction of customary closing conditions. The Company received the required FCC regulatory approval last week and notified SageNet that all conditions for closing have been met. The Company has been notified by SageNet that it is not willing to proceed to closing at this time based on several assertions. While the Company rejects all of SageNet's assertions and believes them to be unfounded, it is in continuing discussions with SageNet concerning their assertions. At this time the closing has been delayed.

“The shortfall in Q3 was mainly attributed to two deals which were delayed in our Commercial Division, reduced revenue from Compartel in Colombia and a delayed project implementation in our Services Division,” said Erez Antebi, CEO of Gilat.

“We have taken immediate action to cut costs reducing our global headcount and fixed expenses by approximately $9 million annually,” continued Antebi. “We expect to see most of the impact of the reductions beginning in the first quarter of 2014. It is important to note that we have taken care not to reduce our sales teams or our research and development investments in our strategic growth areas.”

“Going forward, we believe we are well positioned for success,” concluded Antebi. “While this has been a difficult quarter, we have taken the appropriate measures to significantly cut costs and further streamline the company. We continue to close deals in our Commercial Division with new and existing customers. Our Defense Division is stable and we see growing interest and need for our products. We are confident in the road ahead and believe that with the steps we have taken, the Company is better positioned to succeed going forward.”

Resources:

Third Quarter 2013 Financial Statements

Key Recent Announcements:

-	Gilat Receives Award Letter from Entel S.A. for Project Valued at Over $12 Million

-	Gilat Announces a Favorable Judgment in 2009 Claim

-	Gilat Announces the Release of the Wavestream Ka-Band Matchbox Mini BUC

-	Gilat Announces Sale of Spacenet Subsidiary

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT/ 09:30 EST/ 16:30 IST (Israel Standard Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing (888) 668-9141. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EST/ 19:00 IST today, until 16:00 GMT/ 12:00 EST/ 19:00 IST November 15, 2013.  International participants are invited to access the replay at (972) 3-925-5918, and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Phil Carlson / Josh Dver, KCSA	David Leichner, Gilat Satellite Networks Ltd.
pcarlson@kcsa.com / jdver@kcsa.com	davidle@gilat.com
1 (212) 896 1233 / 1239	(972) 3 925 2009

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	53,914	66,968
Restricted cash	1,869	3,794
Restricted cash held by trustees	4,544	1,664
Trade receivables, net	59,194	60,991
Inventories	31,560	24,973
Other current assets	24,820	29,140
Total current assets	175,901	187,530

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,184	1,151
Severance pay funds	9,805	9,703
Long-term trade receivables, receivables in respect of capital
leases and other receivables	20,332	19,781
Total long-term investments and receivables	31,321	30,635

PROPERTY AND EQUIPMENT, NET	91,233	94,727

INTANGIBLE ASSETS, NET	30,787	35,991

GOODWILL	65,760	65,760

TOTAL ASSETS	395,002	414,643

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	September 30,	December 31,
	2013	2012
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	3,426	3,517
Current maturities of long-term loans	4,621	7,963
Trade payables	28,233	23,240
Accrued expenses	19,775	24,353
Short-term advances from customer, held by trustees	-	4,448
Other current liabilities	41,893	40,336
Total current liabilities	97,948	103,857

LONG-TERM LIABILITIES:
Accrued severance pay	9,614	9,513
Long-term loans, net of current maturities	31,376	40,747
Other long-term liabilities	23,334	18,569
Total long-term liabilities	64,324	68,829

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,929	1,909
Additional paid-in capital	872,244	869,822
Accumulated other comprehensive income	1,571	2,864
Accumulated deficit	(643,014)	(632,638)

Total equity	232,730	241,957

TOTAL LIABILITIES AND EQUITY	395,002	414,643

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	30 September 2013			30 September 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	71,303	-	71,303	89,009	-	89,009
Cost of revenues	50,904	(1,305)	49,599	60,588	(1,661)	58,927
Gross profit	20,399	1,305	21,704	28,421	1,661	30,082
	29%		30%	32%		34%
Research and development expenses:
Expenses incurred	7,088	(128)	6,960	7,699	(114)	7,585
Less - grants	585	-	585	661	-	661
	6,503	(128)	6,375	7,038	(114)	6,924
Selling and marketing expenses	9,159	(360)	8,799	9,346	(345)	9,001
General and administrative expenses	8,185	(377)	7,808	8,840	(384)	8,456
Operating income (loss)	(3,448)	2,170	(1,278)	3,197	2,504	5,701
Financial expenses, net	(1,579)	-	(1,579)	(412)	-	(412)
Income (loss) before taxes on income	(5,027)	2,170	(2,857)	2,785	2,504	5,289
Tax benefit	(983)	-	(983)	(536)	-	(536)
Net income (loss)	(4,044)	2,170	(1,874)	3,321	2,504	5,825

Basic net earnings (loss) per share	(0.10)		(0.04)	0.08		0.14
Diluted net earnings (loss) per share	(0.10)		(0.04)	0.08		0.13

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	42,048		42,048	41,462		41,462
Diluted	42,048		42,048	42,302		43,807

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718 and amortization of intangible assets related to acquisition transactions.

		Three months ended			Three months ended
		30 September 2013			30 September 2012
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues		57			88
Research and development		128			114
Selling and marketing		129			116
General and administrative		377			384
		691			702

Amortization of intangible assets related to acquisition transactions:
Cost of revenues		1,248			1,573
Selling and marketing		231			229
		1,479			1,802

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Nine months ended			Nine months ended
	30 September 2013			30 September 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	234,336	-	234,336	250,935	-	250,935
Cost of revenues	164,274	(3,888)	160,386	170,796	(4,948)	165,848
Gross profit	70,062	3,888	73,950	80,139	4,948	85,087
	30%		32%	32%		34%
Research and development expenses:
Expenses incurred	21,864	(339)	21,525	24,274	(243)	24,031
Less - grants	1,449	-	1,449	2,345	-	2,345
	20,415	(339)	20,076	21,929	(243)	21,686
Selling and marketing expenses	30,181	(1,014)	29,167	30,097	(973)	29,124
General and administrative expenses	24,746	(1,057)	23,689	25,114	(1,020)	24,094
Operating income (loss)	(5,280)	6,298	1,018	2,999	7,184	10,183
Financial expenses, net	(5,028)	-	(5,028)	(2,427)	-	(2,427)
Income (loss) before taxes on income	(10,308)	6,298	(4,010)	572	7,184	7,756
Taxes on income (Tax benefit)	68	-	68	(538)	-	(538)
Net income (loss)	(10,376)	6,298	(4,078)	1,110	7,184	8,294

Basic net earnings (loss) per share	(0.25)		(0.10)	0.03		0.20
Diluted net earnings (loss) per share	(0.25)		(0.10)	0.03		0.19

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,915		41,915	41,346		41,346
Diluted	41,915		41,915	42,224		43,355

(1) Adjustments reflect the effect of non-cash stock based compensation as per ASC 718 and amortization of intangible assets related to acquisition transactions.

		Nine months ended			Nine months ended
		30 September 2013			30 September 2012
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues		143			230
Research and development		339			243
Selling and marketing		325			285
General and administrative		1,057			1,020
		1,864			1,778

Amortization of intangible assets related to acquisition transactions:
Cost of revenues		3,745			4,718
Selling and marketing		689			688
		4,434			5,406

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	234,336	250,935	71,303	89,009
Cost of revenues	164,274	170,796	50,904	60,588
Gross profit	70,062	80,139	20,399	28,421
Research and development expenses:
Expenses incurred	21,864	24,274	7,088	7,699
Less - grants	1,449	2,345	585	661
	20,415	21,929	6,503	7,038
Selling and marketing expenses	30,181	30,097	9,159	9,346
General and administrative expenses	24,746	25,114	8,185	8,840
Operating income (loss)	(5,280)	2,999	(3,448)	3,197
Financial expenses, net	(5,028)	(2,427)	(1,579)	(412)
Income (loss) before taxes on income	(10,308)	572	(5,027)	2,785
Taxes on income (Tax benefit)	68	(538)	(983)	(536)
Net income (loss)	(10,376)	1,110	(4,044)	3,321

Basic net earnings (loss) per share	(0.25)	0.03	(0.10)	0.08
Diluted net earnings (loss) per share	(0.25)	0.03	(0.10)	0.08

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,915	41,346	42,048	41,462
Diluted	41,915	42,224	42,048	42,302

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	(10,376)	1,110	(4,044)	3,321
Adjustments required to reconcile net income (loss)
to net cash generated from (used in) operating activities:
Depreciation and amortization	16,033	16,591	4,825	5,893
Stock-based compensation	1,864	1,778	691	702
Accrued severance pay, net	(1)	238	(65)	(73)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	1,382	(95)	990	(26)
Exchange rate differences on long-term loans	92	9	138	133
Capital loss from disposal of property and equipment	36	47	23	50
Deferred income taxes	(871)	(1,079)	(826)	(749)
Decrease (increase) in trade receivables, net	1,470	(10,624)	3,695	(3,510)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	678	(2,326)	(3,436)	3,102
Decrease (increase) in inventories	(8,219)	2,447	(2,755)	2,842
Increase (decrease) in trade payables	5,015	833	1,478	(4,576)
Increase (decrease) in accrued expenses	(4,578)	(2,631)	(1,923)	3,516
Increase (decrease) in advances from customer, held
by trustees, net	(4,448)	2,936	(525)	(2,066)
Increase (decrease) in other accounts payable and other long term liabilities	(5,054)	(5,744)	629	(25)
Net cash generated from (used in) operating activities	(6,977)	3,490	(1,105)	8,534

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(3,719)	(3,428)	(1,488)	(1,262)
Investment in restricted cash held by trustees	(14,455)	(28,701)	(3,219)	(11,081)
Proceeds from restricted cash held by trustees	10,283	22,516	512	13,441
Investment in restricted cash (including long-term)	(30,173)	(15,417)	(12,173)	(6,303)
Proceeds from restricted cash (including long-term)	31,958	20,877	12,619	6,253
Purchase of intangible assets	(118)	(82)	-	(10)
Net cash generated from (used in) investing activities	(6,224)	(4,235)	(3,749)	1,038

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	579	18	17	6
Payment of obligation related to the purchase of intangible assets	(500)	-	-	-
Proceeds from financing contract	14,472	-	-	-
Short-term bank credit, net	(92)	1,190	366	(11)
Proceeds from long-term loans	-	10,000	-	-
Repayment according to financing contract	(1,288)	-	(634)	-
Repayment of long-term loans	(12,804)	(5,435)	(6,829)	(1,012)
Net cash generated from (used in) financing activities	367	5,773	(7,080)	(1,017)

Effect of exchange rate changes on cash and cash equivalents	(220)	(233)	7	(69)

Increase (decrease) in cash and cash equivalents	(13,054)	4,795	(11,927)	8,486

Cash and cash equivalents at the beginning of the period	66,968	56,231	65,841	52,540

Cash and cash equivalents at the end of the period	53,914	61,026	53,914	61,026

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(5,280)	2,999	(3,448)	3,197
Add:
Non-cash stock-based compensation expenses	1,864	1,778	691	702
Depreciation and amortization	16,033	16,591	4,825	5,893
EBITDA	12,617	21,368	2,068	9,792